                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Millions)                                 Year Ended December 31,
                                       1997    1996    1995    1994    1993

Earnings available for fixed charges
  Income from continuing operations    $105  $  584  $  520  $  453   $333
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                        (89)    (39)    (14)     (9)   (20)
     Capitalized interest of
      nonregulated companies            (16)    (10)     (8)     (9)   (26)
  Add:
     Fixed charges(a)                   674     454     436     487    471
     Minority interest                   80      75      27      30     28
     Income tax expense                 (65)    297     310     190    148

       Total                           $689  $1,361  $1,271  $1,142   $934

Fixed charges
  Interest expense(a)                  $624  $  404  $  386  $  445   $436
  Rental expense representative of
   interest factor                       50      50      50      42     35

     Total                             $674  $  454  $  436  $  487   $471

Ratio of earnings to fixed charges     1.02     3.00    2.92   2.34    1.98

(a) Amounts exclude costs incurred on sales of accounts receivable.
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